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Filed by REMEC, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Spectrian Corporation
Commission File No.: 000-24360

On December 9, 2002, REMEC issued the following press release:

Contact: David L. Morash (858) 560-1301

News Release

REMEC Announces Third Quarter Results

        SAN DIEGO, CA—December 9, 2002—REMEC, Inc. (NASDAQ: REMC), announced results for its third quarter of fiscal 2003. Revenues in the third quarter were $59.4 million compared with $52.5 million for the comparable prior year period. The pre-tax loss for the third quarter was ($12.0) million compared with a pre-tax loss of ($14.7) million in the preceding quarter and ($11.0) million for the comparable prior year period. The Company did not record a tax benefit for its third quarter fiscal 2003 operating losses and, therefore, the net loss for the third quarter was $(12.0) million, or $(0.26) per diluted share, compared with a net loss of $(6.2) million, or $(0.14) per diluted share, in the same period last year.

        Fiscal 2003 year-to-date revenues totaled $172.0 million as compared to $171.8 million for the comparable prior year. The pre-tax loss for the nine months ended November 1, 2002 was ($33.9) million compared with a pre-tax loss of ($35.6) million for the comparable prior year period. The company reported a net loss of ($28.0) million, or ($0.62) per diluted share, during the current fiscal year as compared to a net loss of ($21.7) million, or ($0.48) per diluted share in the prior year period.

Discussion of results:

  •
  Third quarter fiscal 2003 revenues increased 11.1% over the second quarter of fiscal 2003 and 13.3% over the comparable prior year period.

  •
  The Company saw improvements in both sales and gross margins during each month of the third quarter and this trend has continued during the fourth quarter.

  •
  These results reflect greater demand from our commercial customers and include contract termination settlements of $2.1 million with two customers.

  •
  The Company's commercial segment experienced an increase in demand at its European filter business and also generated significant revenue from the rollout of new Multi-Carrier Power Amplifier (MCPA) and Fixed Wireless Access (FWA) products.

  •
  The Company anticipates that the on-going strengthening of demand for its commercial and Defense and Space products should lead to an increase in sales revenues during the fourth quarter of fiscal 2003, comparable to the quarter over quarter growth achieved during the third quarter.

  •
  Gross margin as a percentage of revenues was 11.5% for the third quarter of fiscal 2003, or 13.2% excluding the impact of inventory reserves, as compared to 7.5% reported for the second quarter of fiscal 2003 and 14.0% reported in the comparable prior year period, which did not include subsequently acquired overhead costs.

  •
  The improvement in gross margin as a percentage of revenue from its second quarter level reflects both the improvement in overhead absorption from the increased sales level and the impact of the previously announced reductions of the Company's manufacturing workforce.

  •
  The Company completed a workforce reduction process during the third quarter of fiscal 2003 and anticipates that the full benefit of this effort, the ongoing shift of manufacturing to off-shore production facilities, the continuing rationalization of domestic facilities and the impact of increasing sales revenue will lead to improved gross margins during the fourth quarter of fiscal 2003.

  •
  Selling, general and administrative costs, which included $0.8 million of information system implementation costs and $0.4 million of reserves for bad debts, decreased approximately $1.1 million during the preceding quarter and $2.4 million from the comparable prior year period as a result of headcount reductions from the Company's restructuring activities and the implementation of new accounting rules that eliminate the requirement to amortize goodwill.

  •
  Research and development costs increased to $8.8 million in the third quarter of 2003 from $7.8 million in the preceding quarter and $6.5 million in the comparable prior year period as a result of the increase in the number of full time development staff and temporary consultants dedicated to new product introductions, including the MRI radio, Fixed Wireless Access, multi-carrier power amplifiers and advanced device development.

  •
  During the third quarter of fiscal 2003, the Company did not record income tax benefit related to its third quarter fiscal 2003 operating losses. Prior to recording any additional income tax benefit, the Company is completing an assessment of its ability to realize any future tax benefits based on the tax implications of its planned acquisition of Spectrian.

  •
  Based on the Company's forecast, including a return to profitability based upon improvement in revenues and gross margins, continued cost cutting measures and the implementation of tax planning strategies, the Company has continued to reflect a significant net deferred tax asset in its financial statements. If the Company is unable to achieve its forecast and complete its tax planning efforts, it will be required to review the carrying value of the net deferred tax asset.

        Commenting on the results, Ron Ragland, Chairman and Chief Executive Officer of REMEC said, "Our overall top-line performance improved and we continue to see signs of increased demand from our commercial customer base. Our management team continues to focus on reorganizing and streamlining our commercial operations. Our top priorities remain returning to profitability and positive cash flow in the near-term. We expect our acquisition of Spectrian, with its numerous synergies, to accelerate our progress on the path to profitability."

For more information

        Management will be holding a conference call to discuss quarterly earnings today, at 2:00 p.m. Pacific Daylight Time (Los Angeles). To participate on the conference call within the U.S., please call (800) 474-8920, confirmation code #798912. From outside the U.S., please call (719) 457-2727, confirmation code #798912, ten minutes prior to the scheduled time of the call. To listen to the rebroadcast number, which will play for seven days, call (888) 203-1112 domestically or (719) 457-0820 internationally, with the confirmation code #798912.

About REMEC

        REMEC is a designer and manufacturer of high frequency subsystems used in the transmission of voice, video and data traffic over wireless communications networks and in space and defense electronics applications.

        Statements in this press release that are not historical are forward-looking statements, which involve known and unknown risks and uncertainties. Actual results could differ materially from those implied by such forward-looking statements due to a variety of factors, including, general and industry economic conditions, competition, development factors, operating costs and other risks and uncertainties that are detailed from time to time in our filings with the Securities and Exchange Commission.

###

REMEC, INC.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

(unaudited)

	Three months ended		Nine months ended
	November 1, 2002	October 26, 2001	November 1, 2002	October 26, 2001
Net sales	$59,448	$52,472	$171,999	$171,786
Cost of sales	52,597	45,111	151,197	153,381

Gross profit	6,851	7,361	20,802	18,405
Operating expenses:
Selling, general and administrative	10,499	12,919	31,637	37,413
Research and development, including in-process	8,846	6,493	24,457	19,241
Asset impairment charge	659	—	659	—

Total operating expenses	20,004	19,412	56,753	56,654
Loss from operations	(13,153)	(12,051)	(35,951)	(38,249)
Interest income and other, net	1,185	1,010	2,012	2,681

Loss before income taxes	(11,968)	(11,041)	(33,939)	(35,568)
Credit for income taxes	—	(4,796)	(5,932)	(13,900)

Net loss	$(11,968)	$(6,245)	$(28,007)	$(21,668)

Net loss per common share:
Basic	$(0.26)	$(0.14)	$(0.62)	$(0.48)

Diluted	$(0.26)	$(0.14)	$(0.62)	$(0.48)

Shares used in computing net loss per common share:
Basic	45,489	44,980	45,342	44,834

Diluted	45,489	44,980	45,342	44,834

REMEC, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	November 1, 2002	January 31, 2002
ASSETS
Cash and cash equivalents	$30,026	$49,438
Accounts receivable, net	37,670	33,765
Inventories, net	42,902	44,314
Deferred income taxes	25,201	34,582
Other current assets	6,586	2,767

Total current assets	142,385	164,866
Property, plant and equipment, net	84,926	90,786
Goodwill, net	36,407	34,909
Restricted cash	17,049	17,049
Intangible assets, net	7,140	8,774
Other assets	5,144	8,354

	$293,051	$324,738

LIABILITIES AND SHAREHOLDERS' EQUITY
Accounts payable	$14,435	$11,039
Accrued expenses and other current liabilities	24,525	28,562

Total current liabilities	38,960	39,601
Deferred income taxes and other long-term liabilities	1,433	3,268
Shareholders' equity	252,658	281,869

	$293,051	$324,738

QuickLinks

REMEC Announces Third Quarter Results
REMEC, INC. CONSOLIDATED STATEMENTS OF INCOME (in thousands, except per share data) (unaudited)
REMEC, INC. CONSOLIDATED BALANCE SHEETS (in thousands) (unaudited)